UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-42260

Powell Max Limited

(Registrant’s Name)

22/F., Euro Trade Centre
13-14 Connaught Road Central,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into a Material Definitive Agreement.

On May 23, 2025, Powell Max Limited, a business company incorporated under the laws of the British Virgin Islands (the “Company”) and YA II PN Ltd. (the “Investor”) entered into a Termination Agreement pursuant to which the Standby Equity Purchase Agreement, dated as of November 21, 2024 between the Company and the Investor and the Registration Rights Agreement, dated as of November 21, 2024 between the Company and the Investor were terminated. Each party has agreed to waive any claims arising under the two agreements prior to termination and to terminate the provisions thereunder, including certain provisions that by their terms would otherwise survive after termination. The Termination Agreement is attached hereto as Exhibit 10.1.

Financial Statements and Exhibit

Exhibits

The following exhibit is being filed herewith :

Exhibit No.	Description
10.1	Termination Agreement, dated as of May 23, 2025, by and between the Company and YA II PN Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POWELL MAX LIMITED

By:	/s/ Tsz Kin Wong
Name:	Tsz Kin Wong
Title:	Chairman of the Board, Executive Director and Chief Executive Officer

Date: May 23, 2025

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